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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  November, 2003

Commission File Number:  000-50393

                                 NEUROCHEM INC.

                        7220 Frederick-Banting, Suite 100
                              Saint-Laurent, Quebec
                                     H4S 2A1


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                                  Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                                  Yes [ ] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                                  Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             NEUROCHEM INC.

November 14, 2003

                           By:             /s/ David Skinner
                               -------------------------------------------------
                                             David Skinner
                                        Director, Legal Affairs,
                                  General Counsel and Corporate Secretary


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                                               NEUROCHEM INC.
                                               7220 Frederick-Banting, Suite 100
[NEUROCHEM LOGO]                               Saint-Laurent, Qc H4S 2A1
________________________________________________________________________________

                     NEUROCHEM ADDED TO NASDAQ BIOTECH INDEX

      MONTREAL, NOVEMBER 13, 2003 - Neurochem Inc. (NASDAQ: NRMX, TSX: NRM) today announced that it has been selected to be added to the NASDAQ Biotechnology Index (NBI) effective on Monday, November 24, 2003. All securities in the Index are listed on the NASDAQ National Market and meet minimum requirements, including market value, average daily share volume and seasoning as a public company.

      Launched in 1993, the NASDAQ Biotechnology Index consists of pharmaceutical and biotechnology companies as classified by the FTSETM Global Classification System. The Index is ranked on a semi-annual basis in May and in November and serves as the basis for the iShares NASDAQ Biotechnology Index Fund(SM) (IBB). For more information about the NASDAQ Biotechnology Index, including eligibility criteria, visit www.nasdaq.com.

      ABOUT NEUROCHEM

Neurochem is focused on the development and commercialization of innovative therapeutics for neurological disorders. The Company's staged pipeline of proprietary, disease-modifying, oral products addresses critical unmet medical needs. Fibrillex(TM), designated an orphan drug, is in a Phase II/III clinical trial for AA amyloidosis. Alzhemed(TM) has completed a Phase II clinical trial for the treatment of Alzheimer's Disease. Cerebril(TM) is in a Phase II trial for the prevention of hemorrhagic stroke caused by cerebral amyloid angiopathy. For additional information on Neurochem, please visit our website at: www.neurochem.com.


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Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem's control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation as well as other risks included in public filings of Neurochem. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance on the forward-looking statements included in this news release.

These statements speak only as of the date made and Neurochem is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise.

FOR FURTHER INFORMATION, PLEASE CONTACT:



Lise Hebert, Ph.D.
Vice President, Corporate
Communications
lhebert@neurochem.com
Tel: (514) 337-4646
Fax: (514) 684-7972